Page 1 of 71 pages


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                           (Initial Filing)

                                     National Gypsum Company
                                    (Name of Issuer)

                                  Common Stock, $.01 par value
                              (Title of Class of Securities)

                                              636317109
                                     (CUSIP Number)


                       Marion A. Cowell, Jr., First Union Corporation,
              One First Union Center, Charlotte, NC 28288 (704) 374-6828
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                      November 15, 1994
                    (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

            Check the following box if a fee is being paid with the statement [X].
            (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
            (See Rule 13d-7.)


                                   This document contains 71 pages.
                                 The exhibit index begins on page 9.

                                            SCHEDULE 13D

CUSIP NO. 636317109                                          PAGE 2 OF 71 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FIRST UNION CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                     (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NC


                   7    SOLE VOTING POWER

                        820,735

 NUMBER OF        8    SHARED VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY
   EACH            9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                813,735
   WITH
                   10   SHARED DISPOSITIVE POWER

                        5,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     820,735

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%

14   TYPE OF REPORTING PERSON

     CO

                                                             Page 3 of 71 pages

      Item 1.   Security and Issuer.

           This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share ("Common Stock"), of National Gypsum Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2001 Rexford Road, Charlotte, North Carolina 28211.


      Item 2.   Identity and Background.

           This Statement is filed by First Union Corporation, a North Carolina corporation (the "Reporting Person"). The Reporting Person is a registered bank holding company, and the address of its principal business and principal office is One First Union Center, Charlotte, North Carolina 28288.

           Certain information regarding the Reporting Person's directors and executive officers is set forth in Exhibit 1 hereto, which is incorporated by reference herein. All of the individuals listed in
      Exhibit 1 are citizens of the United States.

           During the last five years, neither the Reporting Person nor any of the individuals listed in Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


       Item 3.  Source and Amount of Funds or Other Consideration.

           The Common Stock beneficially owned by the Reporting Person represents prior acquisitions which are not the basis for the filing of this Statement. Of the 820,735 shares of Common Stock reported as beneficially owned by the Reporting Person, 8,000 shares are held in fiduciary capacities by banking affiliates of the Reporting Person and 19,000 shares are held by clients of an investment advisory affiliate of the Reporting Person. The Reporting Person expressly disclaims beneficial ownership of such 27,000 shares of Common Stock. Of the remaining 793,735 shares of Common Stock reported as being beneficially owned by the Reporting Person, 7,883 shares of Common Stock are represented by warrants to purchase Common Stock exercisable at a price per share equal to $14.50. The Reporting Person acquired such warrants and 383,040 shares of the remaining 785,852 shares of Common Stock in connection with the reorganization of Asbestos Claims Management Corporation (formerly named National Gypsum Company), a Delaware corporation ("Old NGC"), under Chapter 11 of the United States Bankruptcy Code. In the reorganization, such warrants and shares of Common Stock were distributed to the Reporting Person in connection with the extinguishment of the Reporting Person's claims against Old NGC arising from its ownership of $13,720,000 face amount of subordinated
      debt of Old NGC.   In addition, a total of  401,959

                                                             Page 4 of 71 pages

      shares were purchased by the Reporting Person in the open market in June 1993 and May 1994 at an average cost of $19.02 per share. Working capital was used to fund such open market purchases. An additional 853 shares were acquired by a subsidiary of the Reporting Person from a subsidiary ofthe Issuer in December 1993 in partial satisfaction of a debt relating to the sublease of an aircraft hangar by the Issuer's subsidiary from the Reporting Person's subsidiary.

           The information set forth in Item 4 hereof is incorporated by reference herein.

      Item 4.  Purpose of Transaction.

           On  November  15,1994,   the  Reporting  Person   and  its   banking
      affiliate, First Union National Bank of North Carolina, issued a commitment letter to Delcor, Inc., a Delaware corporation ("Delcor"), to provide equity and debt financing to partially fund Delcor's proposal to acquire all of the outstanding shares of Common Stock and warrants to purchase shares of Common Stock held by other security holders in a negotiated merger transaction at a price per share of $43.50. A copy of such commitment letter (the "Financing Commitment") is filed as Exhibit 2 hereto.

           The terms of Delcor's proposal are set forth in a letter from Delcor addressed to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 3 (the "Proposal"). The Proposal provides that such acquisition (the "Acquisition") would be effected by means of a merger of the Issuer with a corporation formed by Delcor for that purpose ("Newco") or with a wholly owned subsidiary of Newco. In addition, the Proposal provides that the Acquisition would be effected pursuant to a definitive merger agreement to be negotiated with the Issuer. The Proposal provides that the merger agreement will contain what Delcor regards as customary or expected conditions, such as the obtaining of necessary regulatory approvals and third-party consents, if any; absence of certain changes; and approval by the Issuer's board of directors and adoption by the Issuer's stockholders of the merger agreement pursuant to Sections 203(a) and 251 of the Delaware General Corporation Law. The Proposal also provides that the merger agreement will contain a condition that matters relating to the possible financial impact, if any, of the motions of the NGC Settlement Trust dated October 5, 1994 in In re National Gypsum Company pending in United States Bankruptcy Court for the Northern District of Texas (Dallas Division) be resolved to Delcor's satisfaction and that certain other environmental and bankruptcy matters be resolved to Delcor's satisfaction.

           Under the Financing Commitment, the Reporting Person has committed to purchase $100 million of non-voting preferred stock (with detachable warrants) of Newco. In addition, the Reporting Person has committed to contribute the 784,999 shares of Common Stock held by it (which will be cancelled in the Acquisition) to Newco in exchange (on a share-for-share basis) for non-voting common stock. Under the Financing Commitment, First Union National Bank of North Carolina has committed to provide to Newco up to $187.5 million of a $375 million senior term loan and revolving credit financing. The Financing Commitment is subject to certain conditions, including satisfaction of the Reporting Person as to the financial impact on the Issuer of certain asbestos, bankruptcy and
      environmental  matters.   The  terms  of the

                                                             Page 5 of 71 pages

      Financing Commitments are incorporated by reference herein. The Reporting Person intends to use working capital to provide funds under the Financing Commitment.


           The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions.

           On November 15, 1994, NationsBank Corporation and NationsBank of North Carolina, N.A. also issued a commitment letter (the "NationsBank Commitment") to Delcor to provide an equal amount of equity and debt financing to fund the Proposal. A copy of the NationsBank Commitment is filed as Exhibit 4 hereto. Under the NationsBank Commitment, NationsBank Corporation has committed to purchase $100 million of non-voting preferred stock (with detachable warrants) of Newco. In addition, under the NationsBank Commitment, NationsBank Corporation has committed to purchase shares of non-voting common stock of Newco at a total price of approximately $34.1 million. Under the NationsBank Commitment, NationsBank of North Carolina, N.A. has committed to provide to Newco up to $187.5 million of a $375 million senior term debt and revolving credit financing. The NationsBank Commitment indicates that it is subject to certain conditions, including satisfaction as to the financial impact on the Issuer of certain asbestos, bankruptcy and environmental matters. The information set forth in the NationsBank Commitment is incorporated by reference herein.

           On November 15, 1994, Delcor accepted the Financing Commitment and the NationsBank Commitment.


      Item 5.  Interest in Securities of the Issuer.

           (a) The Reporting Person may be deemed to beneficially own 820,735 shares of Common Stock, or approximately 4.0 percent of the outstanding shares of Common Stock of the Issuer on the basis of 20,362,413 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1994. Of such shares, 8,000 shares are held in fiduciary capacities by banking affiliates of the Reporting Person and 19,000 shares are held by clients of an investment advisory affiliate of the Reporting Person. The Reporting Person expressly disclaims beneficial ownership of such 27,000 shares of Common Stock. To the best of the Reporting Person's knowledge, none of the individuals listed in Exhibit 1 beneficially owns any shares of Common stock.

           As a result of the Financing Commitment and the NationsBank Commitment, the Reporting Person, Delcor and NationsBank Corporation may be deemed members of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that beneficially owns all of the shares of Common Stock beneficially owned by each member of such group. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by Delcor (including those shares beneficially owned by Lafarge Coppee S.A. and its affiliates, as described in Exhibit 5 hereto) and NationsBank Corporation. Delcor may be deemed to beneficially own 5,960,193 shares of Common

                                                             Page 6 of 71 pages

      Stock (or 29.3 percent of the outstanding shares of Common Stock on the basis of 20,362,413 shares outstanding). Nationsbank Corporation may be deemed to beneficially own 8,799 shares of Common
      Stock (or less than 0.1 percent of the outstanding shares of Common Stock on the basis of 20,362,413 shares outstanding). The information contained herein with respect to the beneficial ownership of Common Stock by NationsBank Corporation and Delcor was obtained from public filings under the Securities Exchange Act of 1934, as amended, or was provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

           (b) The following table sets forth, with respect to each of the Reporting Person, Delcor and NationsBank Corporation the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.


                                  Sole            Shared        Sole Power     Shared Power
            Person             Voting Power     Voting Power    to Dispose      to Dispose

       Reporting Person          820,735                 0         813,735          5,500
       Delcor                          0         5,960,193               0      3,872,235
       NationsBank Corporation     8,799                 0           6,646              0

           The information contained herein with respect to the beneficial ownership of Common Stock by NationsBank Corporation and Delcor and the information set forth in Exhibits 5 and 6 were obtained from public filings under the Securities Exchange Act of 1934, as amended, or were provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information. The information set forth in Exhibits 5 and 6 hereto is incorporated herein by reference.

           (c) The following table sets forth, to the best of the Reporting Person's knowledge, the date, number of shares and price per share of all transactions effected by the Reporting Person and its affiliates within the past 60 days:


           Date of Transaction      Number of Shares         Price per Share

           November 1, 1994       4,000                      $34.625
           November 3, 1994       1,000                      $33.50
           November 4, 1994         700                      $34.25
           November 4, 1994         300                      $34.25
           November 4, 1994         200                      $34.75

                                                             Page 7 of 71 pages

      Each of the foregoing transactions were purchases effected in the open market by a banking affiliate of the Reporting Person acting in a fiduciary capacity on behalf of five separate trust accounts.

           (d)  Not applicable.

           (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The  information  set   forth  in  Item  4   of  this  Amendment  is
      incorporated herein by reference.


      Item 7.  Material to be Filed as Exhibits.

           Information regarding the directors and executive officers of the Reporting Person is filed as Exhibit 1 hereto. The Financing Commitment is filed as Exhibit 2 hereto. The Proposal is filed as Exhibit 3
      hereto.   The  NationsBank  Commitment  is  filed as  Exhibit  4  hereto.
      Certain  information  regarding Delcor  is  filed  as  Exhibit 5  hereto.
      Certain  information  regarding  NationsBank   Corporation  is  filed  as
      Exhibit 6 hereto.

                                                             Page 8 of 71 pages

           Signatures.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

      Dated: November 23, 1994



                                      FIRST UNION CORPORATION


                                      By:    /s/ W. Barnes Hauptfuhrer

                                           W. Barnes Hauptfuhrer
                                           Senior Vice President

                                                             Page 9 of 71 pages


                                    EXHIBIT INDEX



                                                                   SEQUENTIALLY
          EXHIBIT   TITLE                                          NUMBERED
                                                                   PAGE

          1 Certain information regarding the directors and executive officers of First Union
                    Corporation

          2 Commitment letter of First Union Corporation and First Union National Bank of North Carolina dated November 15, 1994 addressed to Delcor, Inc.

          3         Letter dated November 15, 1994 from Delcor, Inc.
                    to the Board of Directors of National Gypsum Company setting forth the terms of a proposed merger between a company to be formed by Delcor, Inc.
                    and National Gypsum Company

          4 Commitment letter of NationsBank Corporation and NationsBank of North Carolina, N.A. dated
                    November 15, 1994 addressed to Delcor, Inc.

          5         Certain information regarding Delcor, Inc.

          6         Certain information regarding NationsBank
                    Corporation

***************************************************************************
                                  APPENDIX

On page 1 of Exhibit 2 the First Union logo appears where noted.

On Page 1 of Exhibit 4 the NationsBank logo appears where noted.